UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of Entergy Corp.
File No.  70-9049

CERTIFICATE PURSUANT TO
RULE 24 UNDER THE PUBLIC
UTILITY HOLDING COMPANY
ACT OF 1935

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), Entergy Corporation ("Entergy"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transactions for investment in Exempt Wholesale Generators and Foreign Utility Companies (together "Projects"). See HCAR 35-27184, June 13, 2000, File No. 70-9049 ("Order").


For the third quarter ended September 30, 2000, the following information is reported pursuant to the Order.

1) A computation in accordance with Rule 53(a), as modified by the Order, of Entergy's aggregate investment in
     Projects:

     As of September 30, 2000, Entergy's aggregate investment in Projects was approximately $561.5 million, or 19.0% of Entergy's consolidated retained earnings of approximately
     $2.949 billion.


2) Entergy's aggregate investment in Projects as a percentage of the following:

                                     As of September 30, 2000

       Total capitalization                      3.6%
       Net utility plant                         3.5%
       Total consolidated  assets                2.1%
       Market value of common equity
       and retained earnings                     6.8%



3) Consolidated capitalization ratios of Entergy as of the end of September 30, 2000, with consolidated debt including all short-term debt and non-recourse debt of the
     Projects:

                                       In Thousands      %
     Common shareholders' equity      $  7,069,447     45.4
     Preferred stock                       615,890      4.0
     Long-term and short-term debt       7,872,712     50.6
                                      ---------------------
                                      $ 15,558,049    100.0
                                      =====================

4) At September 30, 2000, Entergy's common stock market-to-book ratio was 116%.


The information concerning growth in retained earnings, net income and revenues of Entergy's Projects contained in paragraphs 5 and 6 is submitted pursuant to a request for confidential treatment under rule 104(b) of PUHCA.


In witness whereof, the undersigned company has caused this certificate to be executed on this 28th day of November
2000.


ENTERGY CORPORATION


By:  /S/Nathan E. Langston
     Nathan E. Langston
     Vice President and Chief Accounting Officer